Exhibit 99.1

Jaguar Mining Appoints Interim Chief Executive Officer: Demands Bristol Investment Partners Correct Inaccurate Statements

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, June 21, 2012 /CNW/ - Jaguar Mining Inc.  (JAG: TSX/NYSE) today named John Andrews as interim chief executive officer, pending the appointment of a permanent chief executive officer.

Mr. Andrews is currently a Jaguar director and has more than 40 years of executive and mining operations management experience in the precious and base metals industry in the US, Canada, South America and Africa. He is currently the principal owner of Andrews PGM Consulting and previously served as president, chief operating officer and director of Stillwater Mining Company.

Jaguar is continuing an active search for a permanent chief executive officer, and expects to make an appointment during the third quarter.

Concurrently with Mr. Andrews' appointment, Jaguar is dissolving the three-person Office of the Chairman, set up in December 2011 to fulfill the duties of the chief executive officer.

Separately, Jaguar sent a letter today to Bristol Investment Partners demanding that it file an amended schedule 13D to correct the many inaccurate and misleading statements contained in Bristol's June 13, 2012, letter to Jaguar's board that was attached to Bristol's schedule 13D filed with the Securities and Exchange Commission.

The full text of Jaguar's letter to Bristol follows below.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão. The Company is actively exploring and developing additional mineral resources at its approximate 240,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

June 21, 2012

BY E-MAIL

Trey Reik, Managing Member
Bristol Investment Partners LLC
777 Post Road, 2nd Floor
Darien, CT 06820

Dear Mr. Reik:

Jaguar Mining Inc.

On behalf of the board of directors (the "Board") of Jaguar Mining Inc. ("Jaguar"), I am writing this letter in response to your letter of June 13, 2012 that was sent to the Board and attached to the Schedule 13D that Bristol Investment Partners LLC ("Bristol") filed the same day with the SEC (the "13D").

The Board was very disappointed and surprised to receive, and see publicly filed, a letter so full of inaccuracies and misstatements, especially given all of the time that I and others at Jaguar spent speaking with you over the past few months.

As you know, on June 15, 2012, Jaguar issued a press release to correct many of the inaccurate and misleading statements made by Bristol in its letter and the 13D.  One additional grossly inaccurate statement in your letter that we want to correct is Bristol's baseless estimate that payments in excess of $750,000 were made to the members of the special committee and the office of the chairman (together, the "Committee Members") in the six months during the strategic review process.

Following publication of the 13D, the chairman of our audit committee reviewed the fees paid or payable to the Committee Members for services rendered in the six months during the strategic review process with Deloitte & Touche LLP and has confirmed that such fees were $203,187.50, or approximately 27.1% of the amount that you purported to estimate in the 13D.  It is patently obvious that there was no reasonable basis upon which Bristol could have believed that its fee estimate was correct.  It was reckless, and misleading to our shareholders, for Bristol to have publicly made such a baseless statement.

On behalf of the Board, I hereby demand that Bristol promptly file an amendment to the 13D to correct the various inaccurate and misleading statements that were made, including with respect to your baseless fee estimate.  We further demand that Bristol acknowledge in the amended 13D that the statement regarding such fee estimate was made without any reasonable basis.

I wish to reiterate that we are working tirelessly as a Board to advance the interests of our shareholders.  We are always happy to discuss with our shareholders matters of concern to them, subject to legal constraints that apply to selective disclosure issues.  We believe that constructive discussions can only benefit all of Jaguar's stakeholders.  We do, however, strongly object to Bristol making erroneous and misleading allegations that can only be distressing and confusing to our broad shareholder base and the public.

I am available to discuss any of the foregoing.

Yours very truly,

(signed)

Gary E. German
Chairman

%CIK: 0001333849

For further information:

Company Contacts:

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

Bernard Simon
Vice-President, Kingsdale Communications Inc.
416-867-2304
bsimon@kingsdalecommunications.com

CO: Jaguar Mining Inc.

CNW 17:01e 21-JUN-12